Filed: March 24, 2000                       Registration No. 333-__________


                       SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C.

                                    FORM S-8

                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933


                             COMPUTER CONCEPTS CORP.
             (Exact name of registrant as specified in its charter)

           DELAWARE                                     11-2895590
(State or other jurisdiction of             (I.R.S. Employer Identification No.)
 incorporation or organization)

80 ORVILLE DRIVE, BOHEMIA, NEW YORK                       11716
(Address of principal executive offices)                (Zip Code)

                         1998 STOCK/STOCK OPTION PLAN
                           (Full Title of the Plan)

                          ANTHONY COPPOLA, PRESIDENT
                           COMPUTER CONCEPTS CORP.
                               80 ORVILLE DRIVE
                           BOHEMIA, NEW YORK 11716
                   (Name and address of agent for service)

                                (631) 244-1500
        (Telephone number, including area code, of agent for service)

                         CALCULATION OF REGISTRATION FEE

Title of Each                                   Proposed                 Proposed
Class of                                        Maximum                  Maximum                   Amount of
Securities             Amount to be             Offering Price  Per      Aggregate                 Registration
to be Registered       Registered               Security (1)             Offering Price(1)         Fee
Common Stock,          4,657,300 (2)(3)           $1.97                   $9,174,881                $ 2,550.62
par value
$.0001
per share

(1) Estimated solely for the purpose of calculating the registration fee, based upon the average of high and low prices of our common stock on the NASDAQ on March 22, 2000.

(2) The Registration Statement also covers an indeterminate number of additional shares of common stock which may become issuable pursuant to anti-dilution and adjustment provisions of the plans.

(3) Includes shares issued and issuable upon exercise of options under the plans.

                                   PROSPECTUS

         This Prospectus relates to an aggregate 4,657,300 shares, including 384,800 shares issued under the 1998 Stock/Stock Option Plan and 2,047,500 shares authorized and issuable pursuant to the 1998 plan and 2,225,000 shares issuable upon exercise of options for the common stock $.0001 par value of Computer Concepts Corp. and is to be used in connection with the reoffer and resale of such shares of our common stock and/or shares issuable upon exercise of options which have been issued or are issuable to our directors, officers, employees and consultants, some of whom are our affiliates, pursuant to our 1998 Incentive Stock Option Plan and grants of our common stock or options in 1999 and 2000 to our directors, officers, employees and consultants pursuant to written compensation agreements. The amount of our common stock to be reoffered or resold hereby by each selling stockholder who is an affiliate, and any other person with whom he or she is acting in concert for the purpose of selling our common stock, may not exceed, during any three month period, the amount specified in Rule 144 (e) of the Securities Act of 1933, as amended (the "Securities Act"). See "Selling Stockholders" and "Plan of Distribution." Our common stock may be offered by the selling stockholders from time to time in transactions on the National Association of Securities Dealers, Inc., Automated Quotation System ("NASDAQ") in negotiated transactions, through the writing of options on the common stock, or a combination of such methods of sale, at fixed prices that may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The selling stockholders may effect such transactions by the sale of the common stock to or through broker-dealers, and such broker-dealers may receive compensation in the form of discounts, concessions or commissions from the selling stockholders and/or the purchasers of the common stock for whom such broker-dealers may act as agent or to whom they may sell as principal, or both (which compensation to a particular broker-dealer might be in excess of customary commissions). The selling stockholders and any broker-dealer who acts in connection with the sale of common stock hereunder may be deemed to be "underwriters" as that term is defined in the Securities Act. The selling stockholders may also sell the common stock pursuant to all of the terms and conditions of Rule 144 promulgated under the Securities Act or any other exemption from the registration requirements of the Act which may be applicable. See "Selling Stockholders" and "Plan of Distribution." We will not receive any of the proceeds from the sale of the common stock by the selling stockholders, however, to the extent options are exercised, we will receive the applicable option exercise premiums.

         Our common stock is listed on the NASDAQ Small Cap Market under the Symbol "CCEE." On March 22, 2000, the last reported sale price of our common stock as reported by NASDAQ was $1.97 per share.

         We will bear all expenses (other than underwriting discounts and selling commissions, and fees and expenses of counsel or other advisors to the selling stockholders) in connection with the registration of our common stock being offered hereby, which expenses are estimated to be approximately $20,000.

An investment in the securities offered hereby involves a high degree of risk. See Risk Factors beginning on page 3.

Neither the SEC nor any state securities commission has approved these securities or determined that this Prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

         You should rely only on information contained in this document or that we have referred you to. We have not authorized anyone to provide you with information that is different. This Prospectus does not consummate an offer to sell or the solicitation of an offer to buy the securities offered hereby in any state to any person to whom it is unlawful to make such offer or solicitation. Except where otherwise indicated, this Prospectus speaks as of its date and neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create an implication that there has been no change in our affairs since the date hereof.

                            -------------------------


                  THE DATE OF THIS PROSPECTUS IS MARCH 24, 2000

                                  INTRODUCTION

         Computer Concepts Corp. is a Delaware corporation originally organized on August 27, 1987 under the corporate name Unique Ventures, Inc. As of April 22, 1989, we were restructured and we initiated our first business activities in regard to research and development of computer software and hardware technology as a development stage company in the data-base information retrieval area, and effective September 20, 1989, we changed our name to Computer Concepts Corp. Effective October 31, 1990, we acquired Ramp Associates, Inc. as a subsidiary which provided software consulting services. Effective September 1, 1993, we acquired Softworks, Inc. as a subsidiary which developed, marketed and sold mainframe computer systems management software. We eliminated the Ramp Associates, Inc. line of consulting services effective December 1993. In June of 1994, we acquired the Superbase software technology, and effective December 31, 1994, we acquired MapLinx Corp. as a subsidiary, which provided PC based software that allows for geographical presentation of database information. During December 1994, we also acquired DBopen, Inc., which provided PC database administration tools employing client/server technology, and in 1998 acquired the ComputerCop technology and related assets. Subsequent thereto, we sold MapLinx Corp., the Superbase technology and discontinued the DBopen products. In 1998 and 1999, we sold or transferred shares of our Softworks, Inc. subsidiary in conjunction with its Initial Public Offering and a secondary offering in August, 1998 and June, 1999, respectively, and the raising of capital through the sale of Softworks' shares, and the acquisition of certain assets and in fulfillment of corporate obligations. In January and February, 2000, we sold our interests in Softworks and the ComputerCop related assets. We now own and operate computer software development, marketing and sales, and provide internet based telecommunications related services in New York. Our executive offices are located at 80 Orville Drive, Bohemia, New York 11716 and our telephone number at that address is (631) 244-1500.

                              AVAILABLE INFORMATION

         We are subject to the information requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith file reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed by us can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N. W., Judiciary Plaza, Washington, D. C. 20549 and at the Commission's regional offices located at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511 and at 7 World Trade Center, New York, New York 10048.

         We have filed with the Commission a Registration Statement on Form S-8 under the Securities Act, with respect to the shares of common stock offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto. For further information with respect to us and the shares of common stock offered hereby, reference is hereby made to the Registration Statement, exhibits and schedules.

                             RECENT DEVELOPMENTS

         In January 2000, we completed the sale of our investment in Softworks, Inc. for approximately $61 million in cash. In February 2000, we also completed the sale of our ComputerCOP assets (which included software technology and $20,500,000 in cash) to NetWolves Corporation in exchange for 1,775,000 shares of NetWolves' common stock valued at $35 million. On March 14, 2000, we announced that Daniel DelGiorno (Sr.) was retiring from his Chairman and officer positions. Our remaining Board elected James Cannavino to complete Mr. DelGiorno's term and to act as Chairman of the Board until the next annual shareholder's meeting. In conjunction with Mr. Cannavino's election as Chairman, and having completed these recent transactions, our President and CEO, Daniel DelGiorno (Jr.), informed the Board that he was electing to retire from his positions as a director and officer concurrent with his father's retirement in order to spend more time with his family in retirement. Anthony Coppola, Executive Vice-President in charge our d.b.Express internet telecommunications business, was named as acting President pending further actions by the Board. On March 17, 2000, we announced the decision of Messrs. Pellicano, Beige and Medina to voluntarily resign from their positions as members of our Board of Directors. Additionally, the Board elected Dr. Dennis Murray, President of Marist College, to serve as director for the balance of Mr. Pellicano's term. We also announced the election of Mr. Charles Feld of Delta Airlines, to serve the balance of Mr. DelGiorno's (Jr.) term as a director.

Our new Board members are considering a number of alternatives for our future direction, which may include modifying our overhead, facilities usage, personnel, compensation structure, marketing, sales and growth strategies which could result in significant changes to our present structure and could therefore result in possible, significant one-time charges. We cannot be assured that any of those changes, or others, will result in our success.

Background information for each of our three new Board members is as follows:

- James Cannavino, the new Chairman of the Board, has extensive experience in the computer industry including serving as a board member for several computer industry companies, and as the CEO and Chairman of Cybersafe Corporation. Prior to joining Cybersafe, Mr. Cannavino served as President of Perot Systems Corporation, which grew from $300 million to more than $800,000 million under his leadership, and prior to Perot, he was a senior executive at IBM, holding numerous executive management positions. As a 32 year veteran at IBM Corporation, Mr. Cannavino retired from IBM in March, 1995 as Senior Vice President for Strategy and Development. He was a member of the IBM Corporate Executive Committee and Worldwide Management Council, and served on the Board of IISM's Integrated Services and Solutions Company. He was also a Board member of three IBM joint-venture companies, including Prodigy Services, Inc., Digital Domain, Inc. and New Leaf Entertainment. He was responsible for driving IBM's thrust into network-centered computing, and is also widely recognized as the force behind IBM's investments in object technologies and new services offerings. Mr. Cannavino brings us a wealth of knowledge and experience in developing and implementing successful long-term strategic plans.

- Dennis Murray has been President of Marist College since 1979. Under Dr. Murray's leadership, Marist has become one of the most technologically advanced liberal arts colleges in the country, having recently completed a five-year, $16 million joint study with the IBM Corporation that included an integrated voice and data network that connects virtually every room on campus, and the integration of information technology across the curriculum. Dr. Murray serves on several boards, including Bank of New York/Dutchess Division, the Franklin and Eleanor Roosevelt Institute, the McCann Foundation and Vassar Brothers Hospital Foundation. He is also the editor of three books in the field of government and public affairs and is co-author of a guide to corporate-sponsored university research in biotechnology.

- Charles Feld has acted in the capacity of Chief Information Officer for Delta Airlines since December, 1997, and is highly respected and acknowledged as a leader in the computer industry. From June, 1992 until August, 1997, Mr. Feld served as Chief Information Officer for Burlington Northern Santa Fe Corp. Mr. Feld also has been President of the Feld Group, Inc., a provider of temporary chief information officer consulting services for more than five years.

INCORPORATION  OF CERTAIN DOCUMENTS BY REFERENCE

         We hereby incorporate by reference into this Prospectus the following:

          (a) Report on Form 10-K for the year ended December 31, 1999, and including specifically the Consolidated Financial Statements for the years ended December 31, 1999, 1998 and 1997, as reported on by Hays & Company, Certified Public Accountants;

         (b) All other reports filed pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 since the end of the fiscal year covered by the Registrant document referred to in
                  (a) above.

         All documents filed by us pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act subsequent to the date hereof and prior to the filing of a post-effective amendment to the Registration Statement which indicates that all shares of common stock offered hereby have been sold or which deregisters all shares of common stock then remaining unsold, shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the date of filing of such documents.

         Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that such statement is modified or superseded by a statement contained herein or in a subsequently filed document which also is or is deemed to be incorporated by reference herein. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

         We will provide, without charge, to each person (including any beneficial owner) to whom this Prospectus is delivered, upon written or oral request of such person, a copy of any and all of the information that has been incorporated by reference in this Prospectus (not including exhibits to such information unless such exhibits are specifically incorporated by reference into such information). Such requests should be directed to Office of the President, at our executive offices at 80 Orville Drive, Bohemia, New York 11716, telephone number (631) 244-1500.

                                  RISK FACTORS

The securities offered hereby are speculative and involve a high degree of risk.
 Only those persons able to lose their entire investment should purchase these securities. Prospective investors, prior to making an investment decision, should carefully read this prospectus and consider, along with other matters referred to herein, the following risk factors:

         1. LACK OF PROFITABLE OPERATIONS AND CASH FLOW FROM OPERATIONS; FUTURE PROFITABILITY UNCERTAIN. We first acquired operating assets in April of 1989. We have incurred net losses of approximately $12,385,000 and $5,572,000 for the years ended December 31, 1997 and 1999, respectively, and although we reported a net profit of $9,547,000 for the year ended December 31, 1998, we had cumulative losses of $77,766,000 through December 31, 1999, and may incur additional losses in the course of building our business. Our profitability under our current business plan is substantially dependent upon the successful exploitation of our d.b.Express technology. There can be no assurances that we will be able to successfully exploit the d.b.Express technology.

         2. LIMITED REVENUES; CONTRACTION OF OPERATIONS. We started our business in 1989. Effective October 1990, we acquired Ramp Associates, Inc. and effective September 1993, we acquired Softworks, Inc., both of which operated as private self-sufficient companies prior to their acquisition by us. We eliminated the Ramp Associates, Inc. line of consulting services effective December 1993. We purchased the "Superbase" database software technology in June 1994 and acquired DBopen Inc., and MapLinx, Inc. in December 1994. Subsequent to these acquisitions, as a result of limited sales, changing market conditions and our decision to focus our activities on exploitation of d.b.Express and Softworks, we determined to sell the "Superbase" technology assets (sold in the second quarter of 1996), discontinue the DBopen related products and sold the net assets of MapLinx in 1997. In June, 1998, we acquired asset rights related to the software product now known as ComputerCOP, and in August, 1998, sold shares of our Softworks, Inc. subsidiary in an Initial Public Offering. In 1998 and 1999 additional interests in Softworks were sold with the balance of our interest being sold pursuant to a tender offer by EMC Corporation in January, 2000. In February 2000, the ComputerCop assets were sold. Our primary source of revenue is currently generated from d.b.Express. Although we have taken the steps we believe are necessary to exploit d.b.Express, there can be no assurance that our efforts will be successful in this regard. Although revenues from our d.b.Express related operations have been increasing, to date, revenues generated therefrom have not been sufficient to pay our operating costs.

         3. POTENTIAL ADVERSE IMPACT ON MARKET PRICE OF SHARES ELIGIBLE FOR FUTURE SALE. We have approximately 22,135,600 shares of common stock outstanding as of March 22, 2000, including the shares issuable under the plans and being registered herein, of which approximately 17,000,000 are currently without restriction on resale, and virtually all of the restricted shares not included in this registration have been outstanding in excess of one year and may qualify for sale pursuant to various securities laws and regulations. The influx of all of this common stock on the market together with the 4,657,300 (if all options are earned and exercised) shares registered herein, could have a significant adverse effect on the market for, as well as the price of, the common stock. If all outstanding options and warrants, including options registered herein and/or subject to various performance requirements (approximately 4,665,000), were exercised, the outstanding shares would total approximately 26,800,500 shares. A decline in the market price also may make the terms of future financings which involve our common stock or the use of convertible debt more burdensome. Although the exercise of options would result in significant proceeds to us (approximately $9,504,000 if all outstanding warrants and options are earned and are exercised for cash), the impact of any significant number of such shares entering the market would likely have a negative impact on the market price for our common stock. We have authorized capital of 150,000,000 shares of common stock, par value $.0001 per share.

         4. COMPETITION. Our products and services are marketed in a highly competitive environment characterized by rapid change, frequent product introductions and declining prices. Further, our personal computer products have been designed specifically for use on the Intel x86 family of computers, utilizing other well known database products. A decline in the use of this type of personal computer or the emergence of competitive platforms could materially adversely affect the market for ours products. We consider certain end-user data access tool and executive information system software companies to be competitors of our d.b.Express product, including Trinzic Corporation,

Cognos, Inc., Comshare Corp., and Pilot Software, Inc. While we believe that d.b.Express can compete effectively against such companies' product offerings based on ease of use, lack of programming, data access, speed and price, no assurance can be given in this regard, and we have focused our activities in the area of certain telecommunications industry related services which also have numerous competitive companies. Many of our existing and potential competitors possess substantially greater financial, marketing and technology resources than we do.

         5. CURRENT LITIGATION. We, and certain of our officers and directors, are parties to several lawsuits, including a class action complaint and a derivative action complaint, among others. While we are vigorously defending these actions, any substantial judgment against us would have a material adverse effect on our financial condition and could threaten our viability.

         6. DEPENDENCE ON KEY PERSONNEL AND RECENT CHANGES IN MANAGEMENT. We have been highly dependent on our executive officers and management personnel, the loss of any of whom could have an adverse affect upon our operations. Our senior officers and founding directors recently retired and new directors were elected by remaining Board members to serve out the balance of the retiring Board members' terms or until the next shareholder meeting. Should any of the members of our remaining senior management be unable or unwilling to continue in their present roles or should such person determine to enter into competition with us, our prospects could be adversely affected. Our new Board members are considering a number of alternatives for our future direction, which may include modifying our overhead, facilities usage, personnel, compensation structure, marketing, sales and growth strategies which could result in significant changes to our present structure. We cannot be assured that any of those changes, or others, will result in our success. Our success is also dependent upon our ability to attract, retain and motivate highly-trained technical, marketing, sales and management personnel. The inability to attract, retain and motivate personnel required for development, maintenance and expansion of our activities could adversely affect our business and prospects.

         7. SUBSTANTIAL NUMBER OF OUTSTANDING SHARES OF COMMON STOCK AND VOLATILITY IN TRADING PRICE. We have approximately 22,135,600 shares of common stock outstanding as of March 22, 2000, of which approximately 17,000,000 are currently without restriction on resale. The price of our common stock is subject to fluctuation and has increased and decreased substantially from $1.00 to $7.00 during 1998 and 1999. The trading activity in our common stock also varies from time to time so that, at any given time, the sale of a large block could adversely affect the market price of our common stock.

         8. NO CREDIT FACILITY. We have no bank or other credit facility arrangements and have no other significant assets other than cash and/or our investment interest in NetWolves Corporation common stock which is subject to various restrictions on sale. Accordingly, our business could be adversely affected in the event that we have a need for funds in amounts greater than ours cash on hand. If additional funds are needed, we could obtain the funds through debt or equity financing, or if necessary, we could sell a portion of our investment in NetWolves Corporation.

         9. NO REGULAR DIVIDENDS. We have not declared or paid, and do not anticipate declaring or paying in the foreseeable future, a regular periodic cash dividend on our common stock. However, we have declared two dividends of $6,000,000 and approximately $2,000,000. Our ability to pay dividends is dependent upon, among other things, future earnings, our operating and financial condition, our capital requirements, general business conditions and other pertinent factors, and is subject to the discretion of the Board of Directors. Accordingly, there is no assurance that any additional dividends will be paid on our common stock.

         10. IMPORTANCE OF AND RISKS RELATING TO INTELLECTUAL PROPERTY RIGHTS. The computer software industry is characterized by extensive use of intellectual property protected by copyright, patent and trademark laws. While we believe that we do not infringe on the intellectual property rights of any third parties in the conduct of our business, allegations of any such infringement, or disputes or litigations relating thereto, could have a material adverse affect on our business and financial condition. Also, if third parties were permitted to use our proprietary technology without our consent or without our being compensated therefor, we believe that one of our competitive advantages could be eroded. No assurance can be given that our patents and copyrights will effectively protect us from any copying or emulation of our products in the future.

         11. LACK OF MANAGING UNDERWRITER. The sale of common stock by the selling stockholders will not be coordinated or controlled by a managing underwriter. Certain selling stockholders may be deemed to be underwriters, as such term is defined by the Securities Act. Selling stockholders will, during the distribution period, also be subject to the restrictions on their purchases and sales of common stock as set forth in Rules 10b-6 and 10b-7 under the Exchange Act. See "Selling Security holders" and "Plan of Distribution."

         12. POTENTIAL IMPACT IF RULE 15G BECOMES APPLICABLE TO OUR SECURITIES. Rule 15G of the Securities Act of 1934 provides certain requirements for the sale of securities which are classified as "penny stocks." As our stock exceeds the stock price, asset and revenue parameters for classification as a penny stock (more than $5.00, less than $2 million of tangible assets or $6 million of revenues for companies in business more than three years) and trades on the NASDAQ exchange (Small Cap Market) those rules are not currently applicable to us. However, in the event, we were to be so classified in the future, the compliance requirements for the sale of securities under Rule 15G could have a negative effect on the marketability of our securities.

         13. POTENTIAL LOSS OF ENTIRE INVESTMENT IN OUR SECURITIES. An investment in our securities involves a high degree of risk, including the potential total loss of your investment.

SELLING STOCKHOLDERS

         Certain of the selling stockholders whose shares of common stock are registered by the Registration Statement and covered by this Prospectus are "affiliates" of us as that term is defined in Rule 405 of the Securities Act. Such shares of common stock are issuable to the selling stockholders under the plans. Additional shares of common stock which are registered by the Registration Statement and which become issued pursuant to options issued to the selling stockholders may be added to this Prospectus by supplements hereto.

         The amount of common stock to be reoffered or resold by each selling stockholder hereby who is an affiliate, and any other person with whom each selling stockholders is acting in concert for the purpose of selling our common stock, is limited by Rule 144(e) of the Securities Act, which as currently in effect would prohibit such reoffers or resales from exceeding, during any three month period, the greater of (i) one percent of the common stock outstanding as shown by the most recent report or statement published by us, or (ii) the average weekly reported volume of trading in the common stock reported by NASDAQ during the four calendar weeks preceding the date of receipt of the order to execute the transaction by the broker or the date of execution of the transaction directly with a market maker.

         Included in the 4,657,300 shares we are registering are 384,800 shares authorized and issued, but which we had not previously included in a registration. The names of those selling stockholders and certain information with respect to them are listed below. Except as otherwise noted, none of such persons has had any material relationship with the Company during the past three years.

                                                           Amount of              Percentage of
                         Amount of                         Common                 Outstanding
                         Common             Amount of      Stock to be            Common Stock
                         Stock              Common         Owned if               to be Owned if
Name of                  Beneficially       Stock to be    all Shares             all Shares
Selling                  Owned Prior        Offered        Offered Hereby         Offered Hereby
Stockholder              to Offering*       Hereby         are Sold               are Sold **
-----------              ------------       -----------    --------------         --------------
Amico, Claudia                    800               800                           ***
Athans, Leigh                  22,050             6,000            16,050         ***
Balan, Sajay                   22,110             6,000            16,110         ***
Beach, Brian                   36,500             6,000            30,500         ***
Beige, Jack S.+               186,250            25,000           161,250         ***
Brander, Roni                  10,560             2,000             8,560         ***
Bronson, Scott                  6,500             4,000             2,500         ***
Castoro, Michael               58,350            12,500            46,350         ***
Chamberlain, Orland            31,750             6,000            25,750         ***
Coppola, Anthony ++           228,875            22,500           206,375         ***
Dageyev, Igor                  19,350             6,000            13,350         ***
Desmet, Clark                  10,000             2,000             8,000         ***
Dengler, Chris                  8,500             2,000             6,500         ***
DiMare, Salvatore              31,000             6,000            25,000         ***
Dietl, Jaclyn                   5,500             2,000             3,500         ***

Eisenberg, Michael            195,000            10,000           185,000         ***
Gordon, Sindy                   1,000             1,000                           ***
Hallock, Gail                   2,000             1,000             1,000         ***
Heuzey, Doug                   67,950            10,000            57,950         ***
Hoffman, Warren                25,000            25,000                           ***
Johnston, Tim                  17,750             2,000            15,750         ***
Kaemmlein, Hans               247,500            50,000           197,500         ***
Kale, Udayan                   22,100             6,000            16,100         ***
Koenig, Michael                71,150            10,000            61,150         ***
Kogan, Ian                     11,000             2,000             9,000
Kolenik, Michelle               4,750             2,000             2,750         ***
Kopelson, Edward                3,000             3,000                           ***
Leap, Arnold                   92,950            10,000            82,950         ***
Leuly, Mark                    70,650            20,000            50,650         ***
Mata, Corina                   20,760             4,000            16,760         ***
Neely, Linda                  100,000            50,000            50,000         ***
Pellicano, Russell+           230,000            25,000           205,000         ***
Rybalko, Oleg                  19,750             4,000            15,750         ***
Sages, Allan                    2,750             2,000               750         ***
Sassano, Louis                 17,500             4,000            13,500         ***
Singh, Jasmeet Paul             3,000             3,000                           ***
Sosias, Margie                  1,500             1,000               500         ***
Vadul, Anand                    4,000             4,000                           ***
Wang, Xiaoli                   18,250             7,000            11,250         ***
West, James                     4,000             4,000                           ***
White, Tim                     51,000             8,000            42,000         ***
Whitney, Allison                4,750             4,000               750         ***
Zvonik, Linda                   4,000             4,000                           ***
                            ---------         ---------         ---------
                            1,991,655           384,800         1,606,855

*    Includes shares issuable upon exercise of options

** Based on approximately 26,780,500 shares deemed outstanding if all outstanding options are exercised.

***  Less than one percent

+    Director until March 17, 2000

++   Officer effective March 14, 2000

                              PLAN OF DISTRIBUTION

         The common stock may be offered by the selling stockholders from time to time in transactions on NASDAQ, in negotiated transactions, through the writing of options on the common stock, or a combination of such methods of sale, at fixed prices that may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The selling stockholders may effect such transactions by the sale of the common stock to or through broker-dealers, and such broker-dealers may receive compensation in the form of discounts, concessions or commissions from the selling stockholders and/or the purchasers of the common stock for whom such broker-dealers may act as agent or to whom they may sell as principal, or both (which compensation to a particular broker-dealer might be in excess of customary commissions). The selling stockholders and any broker-dealer who acts in connection with the sale of common stock hereunder may be deemed to be "underwriters" as that term is defined in the Securities Act, and any commission received by them and any profit on any resale of the common stock as principal might be deemed to be underwriting discounts and commissions under the Securities Act. The selling stockholders also may sell the common stock pursuant to all the terms and conditions of Rule 144 promulgated under the Securities Act.

                                 USE OF PROCEEDS

         We will not receive any proceeds from the sale of the common stock offered hereby; however, we would receive the exercise price for options exercised by selling stockholders.

                                  LEGAL MATTERS

         The legality of the securities offered hereby will be passed upon for us by Daniel B. Kinsey, P. C. Mr. Kinsey beneficially owns 428,000 shares and options to purchase 150,000 shares of our common stock.

                                     EXPERTS

         An opinion is included herein and in the registration statement in reliance upon the authority of the firm of Daniel B. Kinsey, P.C., as experts regarding the legality of the securities offered hereby.

NO DEALER, SALESPERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS. ANY INFORMATION OR REPRESENTATIONS NOT HEREIN CONTAINED, IF GIVEN OR MADE, MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY US. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITY OTHER THAN THE SECURITIES OFFERED BY THIS PROSPECTUS, NOR DOES IT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY THE SECURITIES BY ANY PERSON IN ANY JURISDICTION WHERE SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED, OR IN WHICH THE PERSON MAKING SUCH OFFER IS NOT QUALIFIED TO DO SO, OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. THE DELIVERY OF THIS PROSPECTUS SHALL NOT, UNDER ANY CIRCUMSTANCES CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN OUR AFFAIRS SINCE THE DATE HEREOF.


                                TABLE OF CONTENTS

                                               Page
                                               ----
Introduction..............................       2
Available Information.....................       2
Recent Developments.......................       2
Incorporation of Certain Documents
     by Reference.........................       3
Risk Factors..............................       4
Selling Stockholders......................       6
Plan of Distribution......................       7
Use of Proceeds...........................       7
Legal Matters.............................       7
Experts...................................       7




                               4,657,300 SHARES OF
                                  COMMON STOCK




                             COMPUTER CONCEPTS CORP.




                                   PROSPECTUS




                                 MARCH 24, 2000

                                     PART II

INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

Item 3.           Incorporation of Documents by Reference.

                  The Registrant hereby incorporates by reference into this Registration Statement the documents listed in (a) through (c) below:

                  (a) The Registrant's latest annual report filed pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, or either (I) the latest prospectus filed pursuant to Rule 424(b) under the Securities Act of 1933 that contains audited financial statements for the Registrant's latest fiscal year for which such statements have been filed or (II) the Registrant's effective registration statement on Form 10 filed under the Securities Exchange Act of 1934 containing audited financial statements for the Registrant's latest fiscal year;

                  (b) All other reports filed pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 since the end of the fiscal year covered by the Registrant document referred to in (a) above;

                  (c) The description of the class of securities to be offered which is contained in a registration statement filed under Section 12 of the Securities Exchange Act of 1934, including any amendment or report filed for the purpose of updating such description.

                  All documents subsequently filed by the Registrant pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Securities Exchange Act of 1934, prior to the filing of a post-effective amendment which indicates that all securities offered have been sold or which indicates that all securities offered have been sold or which deregisters all such securities then remaining unsold, shall be deemed to be incorporated by reference in this Registration Statement and to be a part hereof from the date of filing of such documents.

Item 4.           Description of Securities.

                  Not applicable.

Item 5.           Interests of Named Experts and Counsel.

                           The legality of the securities offered hereby will be
passed upon for the Company by Daniel B. Kinsey, P.C. Mr. Kinsey beneficially owns 428,000 shares and options to purchase 150,000 shares of our common stock. An opinion is included in the registration statement in reliance upon the authority of the firm of Daniel B. Kinsey, P.C., as experts regarding the legality of the securities offered hereby.

Item 6.           Indemnification of Directors and Officers.

                  Under the provisions of the Certificate of Incorporation and By-Laws of Registrant, each person who is or was a director or officer of Registrant shall be indemnified by Registrant as of right to the full extent permitted or authorized by the General Corporation Law of Delaware.

                  Under such law, to the extent that such person is successful on the merits of defense of a suit or proceeding brought against him by reason of the fact that he is a director or officer of Registrant, he shall be indemnified against expenses (including attorneys' fees) reasonably incurred in connection with such action.

                  If unsuccessful in defense of a third-party civil suit or a criminal suit is settled, such a person shall be indemnified under such law against both (1) expenses (including attorneys' fees) and (2) judgments, fines and amounts paid in settlement if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of Registrant, and with respect to any criminal action, had no reasonable cause to believe his conduct was unlawful.

                  If unsuccessful in defense of a suit brought by or in the right of Registrant, or if such suit is settled, such a person shall be indemnified under such law only against expenses (including attorneys' fees) incurred in the defense or settlement of such suit if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of Registrant except that if such a person is adjudicated to be liable in such suit for negligence or misconduct in the performance of his duty to Registrant, he cannot be made whole even for expenses unless the court determines that he is fairly and reasonably entitled to be indemnified for such expenses.

                  The officers and directors of the Company are covered by officers' and directors' liability insurance. The policy coverage is $5,000,000, which includes reimbursement for costs and fees. There is a maximum aggregate deductible for each loss under the policy of $250,000, for officers and directors as a group of $50,000 and for each officer or director of $5,000.

Item 7.           Exemption from Registration Claimed.

                  Not applicable.

Item 8.           Exhibits.

                  4.1      1998 Stock / Stock Option Plan

                  5        Opinion and consent of Daniel B. Kinsey, P. C.

                  23.1 Consent of Daniel B. Kinsey, P. C. - included in the opinion filed as Exhibit 5

                  23.2 Consent of Hays & Company, Independent Certified Public Accountants

                  24       Powers of Attorney.

Item 9. Undertakings.

                  (a)      The undersigned Registrant hereby undertakes:

                  To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration
                  Statement:

                           (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

                           (ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement;

                           (iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement; provided, however, that paragraphs (a)(l)(i) and (a)(l)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the Registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Registration Statement.

                  (2) That, for the purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                  (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

                  (b) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

                  (c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against policy as expressed in the Act and will be governed by final adjudication of such issue.

                                       ***

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all requirements for filing on Form S-8 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Bohemia, New York on the 22nd day of March, 2000.

                                   COMPUTER CONCEPTS CORP.

                                   By: /s/ James Cannavino.
                                           James Cannavino., Chairman

                                POWER OF ATTORNEY

         Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed on March 22, 2000, by the following persons in the capacities indicated. Each person whose signature appears below constitutes and appoints James Cannavino and George Aronson, and each of them acting individually, with full power of substitution, our true and lawful attorneys-in-fact and agents to do any and all acts and things in our name and on our behalf in our capacities indicated below which they or either of them may deem necessary or advisable to enable Computer Concepts Corp. to comply with the Securities Act of 1933, as amended, and any rules, regulations and requirements of the Securities and Exchange Commission, in connection with this Registration Statement including specifically, but not limited to, power and authority to sign for us or any of us in our names in the capacities stated below, any and all amendments (including post-effective amendments) thereto, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in such connection, as fully to all intents and purposes as we might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or his substitute or substitutes, may lawfully do or cause to be done by virtue thereof.

           Signature                               Title
           ---------                               -----
/s/ James Cannavino.                Chairman, Director
------------------------------
James Cannavino

/s/ Dennis Murray                   Director
------------------------------
Dennis Murray

/s/Anthony Coppola                  President
------------------------------
Anthony Coppola

/s/ George Aronson                  Chief Financial Officer
------------------------------
George Aronson

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549




                             COMPUTER CONCEPTS CORP.



                         Form S-8 Registration Statement




                                 EXHIBIT INDEX


                                                       Page No. in Sequential
Exhibit                                                Numbering of all Pages,
Number           Exhibit Description                   including Exhibit Pages
------           -------------------                   -----------------------
4.1       1998 Stock / Stock Option Plan ...........

5         Opinion and Consent of Counsel ...........

23.1      Consent of Counsel .......................        See Exhibit 5

23.2      Consent of Hays & Company ................

24        Powers of Attorney .......................      See signature page